UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Octagon 88 Resources, Inc..
(Name of Issuer)

Common Stock, $0.0001  par value
(Title of Class of Securities)

67572P 101
(CUSIP Number)

Puroil Technology Inc.,
942 Windemere Dr. NW, Salem, Oregon, 97304-2722
(403) 689-3901
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 4, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67572P 101

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Puroil Technology Inc.

2.	Check the Appropriate Box if a Member of Group:	(a)
		(b)	X

3.	SEC Use only

4.	Source of Funds (See Instructions)	N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	State or Oregon, USA

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	N/A

	8.	Shared Voting Power	N/A

	9.	Sole Dispositive Power	N/A

	10.	Shares Dispositive Power	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	Nil

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	CO

Item 1.        Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.0001 par value, of Octagon 88 Resources, Inc. (the “Issuer”).  Its principal executive offices are located at 19 Briar Hollow Lane Suite 115, Houston, Texas U.S.A. 77027

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Puroil Technology Inc.  a company incorporated pursuant to the laws of the State of Oregon

(b)  The business address of Puroil Technology Inc. is 3632-13 St. SW, Calgary, Alberta, T2T 3R1

(c)  The principal business of Puroil Technology Inc. is early stage venture capital.

(d)  During the last five (5) years, neither Puroil Technology Inc., nor any of its officers or directors has been convicted in any criminal proceeding.

(e)  During the last five (5) years, neither Puroil Technology Inc., nor any of its officers or directors, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration

On October 9, 2008, Puroil Technology Inc. invested $38,000 from working capital pursuant to two subscription agreements. On December 4, 2008, Puroil Technology Inc. divested itself of all of the 3,800,000 shares of the Issuer held by Puroil Technology Inc. by way of a dividend to the shareholders of Puroil Technology Inc.  The dividend was undertaken to a total of sixty-one shareholders.

Item 4.	Purpose of Transaction

Puroil Technology Inc. purchased the shares based on their belief that the business of the Company may present an attractive investment opportunity. Puroil Technology Inc. determined that its shareholders would better served by holding the shares individually and therefore declared a dividend of the shares to its shareholders.

Item 5.        Interest in Securities of the Issuer

(a)	Puroil Technology Inc. no longer holds any shares in the Issuer.

(b)	Not applicable

(c)
During the 60 sixty day period preceding the date of the filing of this Schedule 13D, and other than the shares referred to in this Schedule D, Puroil Technology Inc. had not purchased any shares of the Issuer.

(d)	Not applicable

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2008
Date

/s/ James Durward
Signature

Mr. James Durward, President & Director
Name/Title